Exhibit 20


               Merrimac Reports Second Quarter and Six Months 1999
                         Results; Improvement in Backlog

West Caldwell, N.J., August 5, 1999: Merrimac Industries, Inc. today announced results for the second quarter and six months of 1999.

Second quarter 1999 sales of $5,125,000 decreased 8% compared to second quarter sales of the prior year of $5,574,000. Net income for the second quarter of 1999 was $82,000 or a decrease of $327,000 compared to 1998. Diluted net income per share was $.05 compared to the diluted per share amount of $.22 reported for the second quarter of the prior year.

For the first six months of 1999 sales of $9,864,000 decreased 13% compared to the prior year's six-month sales of $11,366,000. Net income decreased to $295,000 compared to $836,000 reported in the first six months of 1998, and diluted net income per share decreased to $.17, compared to diluted net income per share of $.46 reported in the first six months of the prior year.

Orders received during the second quarter of 1999 were $6.4 million, 25% above sales for this quarter. The backlog at the end of the second quarter of 1999 was $8.9 million, which includes $900,000 at recently acquired Filtran Microcircuits Inc., an increase of $2.7 million or 44% over year-end 1998.

Chairman and CEO Mason N. Carter commented: "Our second quarter performance met our expectations, and year-to-date we have exceeded our order and profit plan in this transition year. The strong operating performance reported in the first quarter continued in terms of on-time delivery and inventory management. We continue to implement process change, strengthen our infrastructure and actively pursue new product and market opportunities. In this connection, our research and development expenses of $552,000 for the second quarter and $946,000 for the six-month period are about double those of the year before.

"Market development of Multi-Mix(TM) Microtechnology is very positive. At a major trade show in June, we introduced state-of-the-art products, including a line of quads and couplers called Micro-Mix(TM) that are 75% smaller than the current market dominant brand. Also featured was a 30 GHz Ka band filter designed for wireless LMDS applications and it is the smallest size available. Reaction to these products and a series of narrow-band filters confirms both our product and market development efforts.

"In June we announced the completion of the development of On-Line Co-Design(TM), a one-of-a-kind service that allows RF/Microwave circuit designers to work over the Internet developing Multi-Mix(TM) design concepts. This unique service, optimizing the Internet and leveraging our platform architecture, fosters relationship development and partnering with our key accounts. This ability to co-design facilitates early involvement in creating optimal total integrated packaging solutions. Most important to all of our key

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accounts is that time to market is dramatically reduced. On-Line Co-Design(TM)
was featured in the July issue of Microwave Journal, a leading industry publication."

This press release contains statements relating to future results of Merrimac (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, and, as a result of its recent acquisition of Filtran Microcircuits Inc. located in Ottawa, Ontario, Canada, an industry leader in gold plating of high-frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro circuitry, has approximately 220 co-workers in the design and manufacture of signal processing components, micro-multifunction modules (MMFM(TM)) and subsystems providing Total Integrated Packaging Solutions for high-performance, mission-critical applications in communications, defense, and aerospace markets. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                    Fax:                  (973) 882-5989
         Chairman and CEO                   Email:           mnc@merrimacind.com
         Phone: (973) 575-1300, ext. 202    Internet: http://www.merrimacind.com



Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800)758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com.


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                            Merrimac Industries, Inc.
                Summary of Consolidated Statements of Operations
                                   (Unaudited)


                                                                                Quarter Ended
                                                                                -------------
                                                                            July 3          July 4
                                                                             1999            1998
                                                                      -----------------------------------

Net sales                                                                   $5,125,000      $5,574,000
Gross profit                                                                 2,399,000       2,542,000
Selling, general and administrative expenses                                 1,671,000       1,662,000
Research and development                                                       552,000         252,000
Interest and other expense (income), net                                        56,000         (17,000)
Income before income taxes                                                     120,000         645,000
Provision for income taxes                                                      38,000         236,000
Net income                                                                      82,000         409,000

Net income per common share - basic                                               $.05            $.23
Net income per common share - diluted                                             $.05            $.22

Weighted average number of shares outstanding - basic                        1,739,000       1,756,000
Weighted average number of shares outstanding - diluted                      1,769,000       1,845,000



                                                                              Six Months Ended
                                                                              ----------------
                                                                            July 3             July 4
                                                                             1999               1998
                                                                      -----------------------------------

Net sales                                                                   $9,864,000       $11,366,000
Gross profit                                                                 4,711,000         5,117,000
Selling, general and administrative expenses                                 3,232,000         3,358,000
Research and development                                                       946,000           463,000
Interest and other expense (income), net                                        80,000           (29,000)
Income before income taxes                                                     453,000         1,324,000
Provision for income taxes                                                     158,000           488,000
Net income                                                                     295,000           836,000

Net income per common share - basic                                               $.17              $.48
Net income per common share - diluted                                             $.17              $.46

Weighted average number of shares outstanding - basic                        1,754,000         1,747,000
Weighted average number of shares outstanding - diluted                      1,782,000         1,834,000

